                          CERTIFICATE OF CORRECTION OF

           CERTIFICATE OF DESIGNATION, NUMBER, POWERS, PREFERENCES AND
           OTHER RIGHTS AND QUALIFICATIONS, LIMITATIONS, RESTRICTIONS
              AND OTHER CHARACTERISTICS OF SERIES A PREFERRED STOCK

                                       OF

                            ORBIT BRANDS CORPORATION

        It is hereby certified that:

        1. The name of the corporation (hereinafter called the "Corporation") is
ORBIT BRANDS CORPORATION.

        2. The Certificate of Designation, Numbers, Powers, Preferences and Other
Rights and Qualifications, Limitations, Restrictions and Other Characteristics
of Series A Preferred Stock of the Corporation, which was filed by the Secretary of State of Delaware on June 1, 2004, is hereby corrected.

        3. The inaccuracy to be corrected in said instrument is as follows:

        The Corporation is correcting certain references in the instrument to the relationship between Series A Preferred Stock and Common Stock from a ratio of
1000:1 to a value or equivalence of 100 shares of Common Stock for each share of
Series A Preferred Stock. These references occur in the following three (3)
subparagraphs of said instrument: conversion rights (Paragraph (3) (e)), conversion penalty (Paragraph (3) (e) (iii)) and voting rights (Paragraph (3)
(f)).

        4. The portions of the instrument in corrected form are as follows:

        "3. (e) Conversion Rights. Each share of Series A Preferred Stock shall be convertible, at the option of the holder, into 100 fully paid and nonassessable shares of the Corporation's Common Stock, provided, however, that such conversion would not violate any applicable federal, state or local law, rule, or regulation, or any judgment, writ, decree or order binding upon the
Corporation or the holder, or any provision of the Corporation's or the holder's
Amended Articles of Incorporation or Bylaws, nor conflict with or contravene the provisions of any agreement to which the Corporation or the

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holder are parties, or by which they are bound. Said conversion rate shall be subject to equitable adjustment at the reasonable discretion of the Board of
Directors of the Corporation in the event of the occurrence of capital events which make such adjustment appropriate, such as a dividend payable in shares of common stock, combinations of the common stock, a merger or consolidation, or the like."

                "3. (e) (iii) Conversion Penalty.

        In the event the Corporation breaches its obligation to timely deliver the
Common Stock on conversion, without limiting the shareholder's other rights and remedies, the Corporation shall pay to the shareholder $5.00 per day for each such breach for each 100 shares of Common Stock subject to the conversion, with pro rata payments for amounts less than 100 shares."

        "3. (f) Voting Rights. Except as otherwise expressly provided herein or as required by law, the holders of shares of Series A Preferred Stock shall be entitled to vote on any matters considered and voted upon by the Corporation's
Common Stock. The holders of Series A Preferred Stock shall be entitled to 100 votes per share of Series A Preferred Stock. Except as otherwise expressly provided herein or as required by law, the holders of Series A Preferred Stock and the holders of Common Stock shall vote as separate classes."

        IN WITNESS WHEREOF, the undersigned has executed this Certificate of
Correction on June 1, 2004.

                        /s/ Joseph R. Cellura
                       Joseph R. Cellura, Chairman and Chief Executive Officer

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